UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       September 2003

              File No.    0-30952

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 3B6

(Address of principal executive offices)

1.

Press Release dated September 9, 2003

2.

Management Proxy/Information Circular for the Annual General Meeting on October 15, 2003

3.

Interim Financial Statements for the 3 months ended July 31, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated:  September 30, 2003            Signed: /s/ Christopher Dyakowski

                                                                        Christopher Dyakowski, Director

SAN TELMO ENERGY LTD. EXPLORATION UPDATE

CALGARY, AB, September 9, 2003 - San Telmo Energy Ltd. (OTCBB: STUOF;

TSX-V: STU) announces that, further to the company’s news release of

September 3, 2003, the Gordondale well has been drilled to a target depth of

5,400 feet (1,650 meters), and has been cased and is awaiting completion.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy

Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com

or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY LTD.

INFORMATION CIRCULAR

ISSUED IN CONNECTION WITH THE SOLICITATION OF PROXIES FOR THE ANNUAL

GENERAL MEETING TO BE HELD ON THE 15TH DAY OF OCTOBER, 2003.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation by the management of San Telmo Energy Ltd. (hereinafter called the “Company”) of proxies to be used at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that this solicitation will be primarily by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The cost of solicitation by management will be borne by the Company.

REVOCABILITY OF PROXY

A person giving a proxy has the power to revoke it. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholders or by his attorney authorized in writing or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereat duly authorized, deposited at the registered office of the Company at 430 - 580 Hornby Street, Vancouver, B.C. V6C 3B6 at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof and upon either of such deposits the proxy is revoked.

VOTING SHARES REPRESENTED BY THE PROXY

If the instructions of the shareholders given in the accompanying form of proxy are certain and the proxy is duly completed and delivered and has not been revoked the shares represented thereby will be voted on any poll except where the instruction of the shareholder is to withhold the vote. Where the shareholder has specified in the proxy a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specifications so made. WHENEVER A SHAREHOLDER HAS NOT SPECIFIED IN RESPECT OF A MATTER IDENTIFIED IN THE FORM OF PROXY A CHOICE AS TO HOW THE SHARES REPRESENTED BY THE PROXY ARE TO BE VOTED, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF ANY SUCH MATTER, OR FOR THE ELECTION OF THE DIRECTORS OR THE APPOINTMENT OF THE AUDITORS NOMINATED BY THE MANAGEMENT OF THE COMPANY, AS THE CASE MAY BE.

The accompanying form of proxy when duly completed and delivered and not revoked confers authority upon the persons named as proxyholder therein to vote according to their discretion on any amendment or variations to any of the matters identified in the accompanying Notice of Meeting and to vote according to their discretion on any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Company does not know of any amendments or variations to any of the matters identified in the accompanying Notice of Meeting or of any additional matters to be presented for action at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer, past, present or nominated, or any associate of such persons or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the Meeting, involved in the normal business of the Meeting, or the general affairs of the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the company have had any material interest, direct or indirect in any material transaction of the Company since the commencement of the Company’s last completed financial year or in any proposed transaction which in either such case, has materially affected or will materially affect control of the Company or any of its subsidiaries, save and except the incentive stock options as described below.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 300,000,000 shares without par value of which 38,846,649 shares are issued and outstanding. There is one class of shares authorized only. Each share carries the right to one vote so that the aggregate number of votes attaching to all the outstanding shares is 38,846,649.

Shareholders registered prior to the close of business on September 10, 2003 (the “record date”) will be entitled to receive notice of the meeting and to attend and vote thereat. If a shareholder transfers common shares after said date or additional shares are issued, the person who acquires the common shares may vote these common shares at the meeting if, not later than October 7, 2003, that person requests the Company to add his or her name to the list of shareholders entitled to vote at the meeting and establishes that he or she owns the common shares. If a shareholder desires to be represented at the Meeting by Proxy, the Instrument of Proxy duly complete must be mailed or deposited at Pacific Corporate Trust Company, 10 th

Floor - 625 Howe Street, Vancouver, B.C. V6C 3B8 and must be received at that office not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time for the holding of the Meeting.

To the best of the knowledge of the directors and officers of the Company, as of the date of this

Information Circular, no person or company beneficially owns, directly or indirectly, equity shares carrying more than 10% of the voting rights attached to all equity shares of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen- sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen- Sation ($) (i)
CHRISTOPHER DYAKOWSKI Secretary and Director	2003 2002 2001	30,500 30,000 45,000	N/A	N/A	957,000 (2) 62,857 440,000 (1)	N/A	N/A	0 0 1,600
BRIAN BASS President and Director	2003	101,577			300,000 (2)			29,700

(1)

Shares of San Telmo Resources Ltd.

(2)

Shares of San Telmo Energy Ltd. on split basis

Number of Executive Officers of the Company: 2

Aggregate cash consideration paid or payable to

Executive Officers or their associated companies during

the fiscal year for management services was $160,410.

Options: One of the executive officers and a director has

an option to purchase 300,000 shares and another

executive officer and director has an option to purchase

882,000 shares, exercisable at a price of $0.25 per share

up to November 8, 2007.

The guidelines for determining the number of share of the

company reserved for options are set out in the policies

of the B.C. Securities Commission and the policies of the

TSX Venture Exchange.

ELECTION OF DIRECTORS

The directors of the Company are annually elected and hold office until the next Annual General Meeting of the Company or until their successors are appointed, unless a director ceases to hold office pursuant to Section 130 of the Company Act, R.S.B.C. 1996, Chapter 62, as amended, or his office is vacated pursuant to the Articles of the Company, In accordance with Section 111 of the said Company Act, Advance Notice of the Annual General Meeting was published in the Vancouver Province on August 11, 2003. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

THE MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF ANOTHER PERSON OR PERSONS AS DIRECTORS.

The following table set out the information concerning management nominees for the office of Director, all of whom are ordinarily resident in Canada.

Name and Place of Residence	Term Expires	Past and Present Principal Occupation for last 5 Years	Period for which Nominee has been a Director of the Company	Approximate No. of Shares Beneficially Owned Directly or Indirectly as at September 10, 2003

WILLIAM E. SCHMIDT* Vancouver, B.C. DIRECTOR	At the Next Annual General Meeting	Barrister & Solicitor	October 7, 1996 to Present	30,000

CHRISTOPHER I. DYAKOWSKI* Vancouver, B.C. SECRETARY & DIRECTOR	At the Next Annual General Meeting	Professional Geoscientist	November 26, 1996 to Present	0

GEORGE STUBOS* Vancouver, B.C. DIRECTOR	At the Next Annual General Meeting	Director/Vice-President Investors Links.com Inc.; Editor “Insider Report” (a financial news letter); former Investment Advisor, Canaccord Cap- ital Corp.	September 26, 2000 to Present	317,103

BRIAN JOHN BASS Calgary, Alberta PRESIDENT AND DIRECTOR	At the Next Annual General Meeting	Certified Management Accountant	July 17, 2001 to Present	1,585,713

* Member of the Audit Committee.

REMUNERATION OF MANAGEMENT AND OTHERS

During the last fiscal year, senior officers and directors and former directors or officers or their holding companies were paid $251,660 for management and consulting services. One Director received $45,303 for legal fees and disbursements. A directors holding company received $29,700 for rent.

No pension or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Pursuant to present directors and employees stock option agreements, the Company has granted for their service to the following persons for the number of common shares as is set out opposite the name of each person:

(Adjusted on a Post-Split basis)

Optionee	No. of Shares	Exercise Price	Date of Grant	Expiry Date	No. of Options Exercised

999246 Alberta Ltd. (Brian Bass – Director)	300,000	$0.25	08/11/02	08/11/07

Rolling Thunder Resources Inc. (Employee)	300,000	$0.25	08/11/02	08/11/07

William E. Schmidt (Director)	75,000	$0.25	08/11/02	08/11/07	75,000

Christopher I. Dyakowski (Director)	957,000	$0.25	08/11/02	08/11/07	75,000

Lalach Management Ltd. (Harvey Lalach – former officer)	75,000	$0.25	08/11/02	08/11/07	Terminated

Prominex Financial Services Ltd. (George Stubos – President)	207,000	$0.25	08/11/02	08/11/07

None of the directors or senior officers of the Company or associate or affiliate of any of them have been indebted to the Company since the beginning of the last completed financial year.

APPOINTMENT OF AUDITORS

It is intended to vote the proxy to appoint Amisano Hanson, Chartered Accountants, of 604- 750 West Pender Street, Vancouver, B.C. as Auditors of the Company, and to authorize the directors to fix their remuneration. They have been the auditors of the Company since incorporation.

MANAGEMENT CONTRACTS

No person other than a director or executive officer or their holding company have a management contract with the Company.

OTHER MATTERS TO BE ACTED UPON

The management of the Company proposed to move resolutions as an ordinary resolution to ratify, confirm and approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company on its behalf since the last Annual General Meeting of the Company.

THE MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

DATED this 10th day of September, A.D. 2003.

BY ORDER OF THE BOARD OF DIRECTORS

PROXY

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SAN TELMO ENERGY LTD.

(Name of Company)

TO BE HELD AT 430 - 580 HORNBY STREET, VANCOUVER, BC

                                                              (Location of Meeting)

ON WEDNESDAY OCTOBER 15 2003 , AT 10:00 AM

             (Day of week)       (Month/day)       (Year)    (Time of Meeting)

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Christopher I. Dyakowski, a Director of the Company, or failing this person,

William E. Schmidt, a Director of the Company, or in the place of the foregoing,______

(print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered

Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered

Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the

Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT HERE: _____________________________

DATE SIGNED: ______________________________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	FOR	AGAINST
1. To determine the number of Directors at four
	FOR	WITHHOLD
2. To elect Christopher I. Dyakowski as a Director
3. To elect George Stubos as a Director
4. To elect William E. Schmidt as a Director
5. To elect Brian Bass as a Director
6. To appoint Amisano Hanson as Auditors of the Company
	FOR	AGAINST
7. To authorize the Directors to fix the auditors’ renumeration
8. To ratify acts as directors
9. To transact such other business as may properly come before the Meeting

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

This Proxy is solicited by the Management of the Company.

1. This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

2. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

3. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

4. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

5. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

6. If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST

COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8,

and its fax number is (604) 689-8144.

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2003

(UNAUDITED)

NOTES TO U.S. READERS

These consolidated Financial Statements have been prepared according Canadian GAAP.  For US GAAP reconciliation please refer to the audited consolidated financial statements fro the years ended April 30, 2003 and 2002.

CONSOLIDATED BALANCE SHEET

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

CONSOLIDATED STATEMENT OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

CONSOLIDATED BALANCE SHEET AS AT JULY 31, 2003

(UNAUDITED)

ASSETS

	July 31 2003	April 30 2003
CURRENT
Cash and cash eqivalents	$ 1,168,267	$ 1,163,086
GST receivable	114,233	36,228
Accounts receivable	57,609	167,591
Prepaid expenses	14,362	10,830
	1,354,471	1,377,735

CAPITAL ASSETS (Note 4)	32,327	34,464
OIL AND GAS PROPERTIES (Note 5)	2,382,447	1,199,651
MINERAL PROPERTIES (Note 6)	2	2
	$ 3,769,247	$ 2,611,852

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 461,539	$ 88,574
Due to related parties	6,057	6,022
Current portion of long-term debt (Note 7)	28,125	28,125
	495,721	122,721

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 8)	7,106,590	6,162,140
CONTRIBUTED SURPLUS (Note 8(e))	119,000	119,000
DEFICIT	(3,952,054)	(3,792,009)
	3,273,526	2,489,131

	$ 3,769,247	$ 2,611,852

APPROVED BY THE DIRECTORS:

“Chris Dyakowski”

“William Schmidt”

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE PERIOD ENDED JULY 31, 2003

(UNAUDITED)

	3 months ended July 31,
	2003	2002
REVENUE
Sales, net of Royalties	$ 97,266	$ -
Depletion	29,399	-
	67,867	-

EXPENSES
Amortization	2,136	3,697
Consulting fees	23,980	5,161
Filing fees	12,677	-
Interest and bank charges	326	130
Interest on long term debt	849	1,304
Loss on Foreign Exchange	4,706	-
Management fees	41,490	61,900
Office and miscellaneous	7,475	5,633
Professional fees	18,470	13,810
Public relations and shareholder Information	88,821	395
Rent	13,500	8,370
Telephone, fax and internet	2,439	2,578
Transfer agent and depository	6,642	2,113
Travel, meal and entertainment	4,411	2,556
	227,922	107,647

NET LOSS FOR THE PERIOD	(160,055)	(107,657)

DEFICIT, BEGINNING OF PERIOD	$(3,792,009)	$(1,907,464)

DEFICIT, END OF PERIOD	$(3,952,064)	$(2,015,111)

BASIC AND DILUTED LOSS PER SHARE	$ (0.02)	$ (0.06)

WEIGHTED AVERAGE NUMBER OF SHARES	10,619,084	1,886,855

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

SAN TELMO ENERGY LTD

(Formerly San Telmo Resources Ltd).

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED JULY 31, 2003

(UNAUDITED)

	3 months ended July 31,
	2003	2002
OPERATING ACTIVITIES

Net loss for the period	$ (160,055)	$ (107,647)

Add items not involving cash:
Amortization	2,136	3,697
Depletion	29,399	-

Changes in non-cash working capital items:
GST receivable	(78,004)	(4,856)
Accounts payable	372,965	1,725
Due to related parties	35	11,512
Accounts receivable	109,982	-
Prepaid expenses	(3,532)	-

	272,926	(95,569)

FINANCING ACTIVITIES
Repayment of debentures	-	(9,375)
Issuance of shares	944,450	-
Cash calls received	170,000	-
	1,114,450	(9,375)

INVESTING ACTIVITIES
Oil and gas properties	(1,382,195)	(3,664)
Capital assets acquired	-	(220)

	(1,382,195)	(3,884)

INCREASE (DECREASE) IN CASH	5,181	(108,828)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,163,086	312,369

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 1,168,267	$ 203,541

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2003

(UNAUDITED – PREPARED BY MANAGEMENT)

1.

NATURE OF OPERATIONS

The company is publicly traded on the TSX Venture Exchange and the OTC Bulletin Board.

The Company, directly and through joint ventures, is in the business of acquisition, exploration and development of oil and gas properties and mineral resources properties.  It has not yet determined whether these properties contain reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties and oil and gas properties are dependant upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability of the Company to obtain necessary finances to complete the development and upon future profitable production or proceeds from the disposition thereof.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of these consolidated financial statements involves the use of estimates based on careful judgment.  The consolidated financial statements have, in management’s opinion, being prepared within reasonable limits of materiality using the significant accounting policies noted below:

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owed subsidiary, San Telmo Energy Inc. (formerly known as Cobra Quest Petroleum Inc.). All significant intercompany transactions have been eliminated.

b)

Oil and Gas Properties

The company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers.  Petroleum products and reserves are converted to a common unit of measure, using 6 MCF of natural gas to one barrel of oil.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

b)

Oil an Gas Properties – continued

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations.  These unevaluated properties are assed periodically to ascertain weather impairment has occurred.  When proved reserves are assigned or the property is considered impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion by more than 20%.  Alberta Royalty Tax Credits are included in oil and gas sales.

In applying the full cost method, the company performs a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

c)

Site Restoration Costs

Site restoration costs are accrued based on management’s best estimate of these future costs calculated on the unit of production basis, utilizing proved producing reserves.

d)

Joint Venture Accounting

A substantial part of the Company’s operations are carried out through joint ventures.  These financial statements reflect only the Company’s proportionate interest in such activities.

e)

Measurement Uncertainty

The amounts recorded for depletion of petroleum and natural gas properties and equipment and the provision for the future site restoration and reclamation are based on estimates.  The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes and estimates in future periods could be significant.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

f)

Mineral Properties and Exploration costs

Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit of production basis.

Exploration costs relating to mineral properties are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off.

The mineral properties and exploration costs are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition.  The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases.

The amounts shown as mineral properties and deferred exploration costs represent unamortized costs to date and do not necessarily reflect present or future values.

g)

Amortization

Capital assets are amortized over their estimated useful lives under the declining balance method at the following rates:

Office furniture and equipment

20%

Computer hardware

30%

Computer software

100%

Further, only one-half of the amortization is taken on assets acquired during the year.

a)

Escrowed Shares

Shares issued with escrow restrictions are recorded at their issue price and are not revalued upon release from escrow.  They are included in determining the weighted average number of shares outstanding used in the calculation of loss per share.

i)

Fair Market Value of Financial Instruments

The carrying value of cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties approximate fair market values because of the short-term maturity of these instruments.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

j)

Basic and Diluted Loss Per Share

Basic earnings per share are computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period.  Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effects of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

a)

Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 8, whereby stock options are granted in accordance with the policies of regulatory authorities.  The Company applies the “settlement method” of accounting for stock-based compensation awards.  No compensation expense is recognized for those options when issued to employees and directors.  Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian stock-based compensation.  These new requirements require that all stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting.  However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information.  The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002.

3.

ACQUISITION OF SUBSIDIARY

Effective July 10, 2001 the Company acquired all the issued shares of San Telmo Energy Inc. (previously known as Cobra Quest Petroleum Inc.) in consideration for 277,141 (1,939,983 before reverse stock split) common shares of the Company. The acquisition was accounted for by the purchase method and these consolidated financial statements include the results of operations from the date of acquisition.

3.

ACQUISITION OF SUBSIDIARY - continued

The net assets acquired were as follows:

Assets acquired:

Accounts receivable

$

83,366

Deposit and prepayment

10,000

Property, plant and equipment

689,224

782,590

Liabilities assumed:

Accounts payable

44,123

Convertible debentures

63,750

Due to related parties

115,925

Site restoration costs

39,200

262,998

Net assets

519,592

Goodwill on consolidation written off

during the year ended April 30, 2002

510,354

$

1,029,946

Consideration:

Shares issued

$

969,991

Acquisition costs

59,955

$

1,029,946

1.

CAPITAL ASSETS

July 31, 2003

April 30, 2003

Cost

Amortization

Unamort Cost

Unamort Cost

Office furniture and Equipment

$

22,651

$

5,612

$

17,039

$

17,936

Computer hardware

28,121

12,833

15,288

16,528

$

50,772

$

18,445

$

32,327

$

34,464

2.

3.

 OIL AND GAS PROPERTIES

July 31,

April 30,

2003

2003

Producing Properties

Mahaska

$

309,047

$

309,047

Dry Wells

156,928

156,928

465,975

465,975

Less: accumulated depletion

(61,829)

(32,430)

404,146

433,545

Non-producing Properties

P & NG leases

1,289,505

142,867

Capio

688,796

623,239

1,978,301

766,106

Total oil and gas properties

$

2,382,447

$

1,199,651

a)

Bellshill Property

During the year ended April 30, 2002 the Company disposed of its petroleum and natural gas rights in Alberta for $625,000.

b)

Petroleum and Natural gas Leases (“P & NG”)

During the year ended April 30, 2002 the Company’s wholly owned subsidiary acquired three 5 year P & NG leases in the Province of Alberta for $100,040.

During the year ended April 30, 2003, the Company disposed of 50% working interest in one P & NG lease for $77,000

c)

Participation Agreement with Canscot Resources Ltd

Pursuant to an agreement with Canscot Resources Ltd. (“Canscot”) dated December 12, 2001 the Company’s wholly owned subsidiary agreed to participate in drilling Canscot et al Timeu 6-6-64-4 well (“well”) in the province of Alberta.  Canscot’s working interest in the wells range from 25% to 50%.  The Company acquired 50% of Canscot’s interest in consideration for agreeing to reimburse Canscot for 50% of Canscot’s share of all sunk costs associated with the lands which amounted to $67,500 (paid).  Further, the Company has agreed to pay 25% of all costs incurred in the well.  During the year ended June 30, 2003 $4,642 was paid by the Company in respect of drilling and related costs.

d)

Participation and Earning Agreement with Integra Resources Ltd

Pursuant to the agreement with Integra Resources Ltd. dated November 4, 2002 the Company’s wholly owned subsidiary agreed to participate in the drilling of a test well in the Mahaska area of Alberta to earn 30% of all production from the test well.  The Company agreed to pay 50% of the total costs incurred in licensing, lease preparation, drilling to contract depth, logging, testing and either casing or abandonment of the test well.  During the year ended April 30, 2003 the Company incurred $309,907 in drilling the test wells.

1.

OIL AND GAS PROPERTIES - continued

e)

Participation Agreement with Capio Petroleum Corporation

Pursuant to the agreement with Capio Petroleum Corporation (“Capio”) dated February 20, 2003, the Company’s wholly owned subsidiary agreed to participate as to a 50% of all of Capio’s obligations pursuant to the Farmin agreement dated February 28, 2003 entered by Capio with other parties.  In return, the Company shall be entitled to earn 40% of the interest in the petroleum and natural gas rights.  During the period the Company incurred $65,557 ($623,239 for the year ended April 30, 2003) in drilling and related costs.

2.

MINERAL PROPERTIES

July 31,

April 30,

2003

   2003

Mineral Properties:

Argentina Properties

$

1

$

1

Northern Quebec claims

1

1

$

2

$

2

a)

Argentina Properties

Pursuant to an agreement dated November 26, 1998 the Company was granted an option to acquire a 100% undivided interest in Permiso de Cateo Expediente No. 413.172-CID-95 situated in the Province of Santa Cruz, Argentina.  As consideration, the Company paid US $10,000.  The Company further acquired a 100% undivided interest in nine other mineral properties, also situated in the Province of Santa Cruz, Argentina.  During the year ended April 30, 2003, the Company had written off this property to a nominal value of $1.

b)

Northern Quebec Claims

During the year ended April 30, 2002, the Company staked 44 units of claims in the Superior Archean Crator in Northern Quebec at the cost of $4,399.  During the year ended April 30, 2003, these claims were written off to a nominal amount of $1.

7.

CONVERTIBLE DEBENTURES

The debentures are redeemable, convertible into common shares of the Company, unsecured, bear interest at 12% per annum calculated semi-annually and are repaid in semi-annual installments of various amounts.  The payees have the right to convert the principal owing into common shares on the September 1 anniversary dates at the conversion rates of one common share for every $1.25, $1.56 and $1.95 of principal outstanding on September 1, 2001, 2002 and 2003 respectively.  The payees have the option to be paid out or convert to common shares at conversion rates indicated above.

8.

SHARE CAPITAL

During the year ended April 30, 2002 the Company’s issued and outstanding shares had been subdivided on the basis of two new common shares for every one share previously outstanding.  The authorized share capital had been increased from 20,000,000 to 40,000,000 common shares without par value.

Pursuant to a special resolution passed by the shareholders on July 9, 2002, the Company’s issued and outstanding shares were consolidated on the basis of one new share for every seven shares previously outstanding (reverse stock split). The authorized share capital was increased from 5,714,286 shares, after the reverse stock split, to 100,000,000 shares without par value.

a)

Authorized

100,000,000 common shares without par value.

b)

Issued and fully paid

Number of Shares

       Amount

Balance, April 30, 2002

1,886,855

$

2,412,874

Issued pursuant to private placements

6,732,023

3,927,110

Share issuance costs

-

(224,641)

Issued pursuant to debt settlement

20,490

37,497

Issued pursuant to exercise of

stock options

10,000

7,500

Issued pursuant to exercise of

warrants.

10,000

1,800

1.

SHARE CAPITAL – continued

Balance, April 30, 2003

8,659,368

6,162,140

Issued pursuant to exercise of

warrants

3,532,857

918,200

Issued pursuant to exercise of

stock options

35,000

26,250

Balance, July 31, 2003

12,227,225

$

7,106,590

See Note 11

c)

Shares Held In Escrow

As at July 31, 2003, 176,036 shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon.  These escrowed shares will be entitled to the pro-rata release on the basis of 15% of the original number (after adjustment for the reverse stock split) for every $100,000 expended on exploration of the mineral properties.

No more than 50% of the original number of the 214,286 (after reverse stock split) shares may be released in any twelve month period.  Any escrowed shares not released at the expiration of ten years from August 21, 1998 will be automatically cancelled.  However, the holders of the escrowed shares shall not be obligated to transfer or surrender these shares in the event that they cease to be the principal, or on the event of their death or bankruptcies.

d)

Share Purchase Warrants

As at July 31, 2003, the following warrants were outstanding:

Number of shares	Exercise Price	Expiry Date
10,286 1,300,000 1,310,286	$3.50 $0.18	August 30, 2003 October 31, 2004

These warrants entitle the holders thereof the right to acquire one common share each for each warrant held.

1.

SHARE CAPITAL – continued

e)

Stock Options

Stock-based Compensation Plan

The Company has granted employees and directors stock options.  These options are granted with an exercise price equal to the market price of the Company’s shares at the date of the grant.

A summary of the status of the stock option plan as at July 31, 2003 and changes during the period then ended is presented below;

July 31, 2003

April 30, 2003

Weighted average

   Weighted average

Options

Exercise price

Options

Exercise price

Outstanding at beginning

of period

628,000

$

0.75

125,714

$

1.26

Granted

-

-

638,000

$

0.75

Exercised

(35,000)

$

0.75

(10,000)

$

0.75

Expired

-

-

(125,714)

$

1.26

Outstanding and exercisable

at end of period

593,000

$

0.75

628,000

$

0.75

As at July 31, 2003, the following stock options were outstanding:

Number of shares	Exercise Price	Expiry Date
593,000	$0.75	November 8, 2007

These options entitle the holder thereof the right to acquire one common share for each option held.

Included in stock options are 100,000 stock options granted to consultants and non-employees during the year ended April 30, 2003.  Total stock-based compensation for these 100,000 stock options was $119,000 and was recorded in the statement of operations and deficit for the year ended April 30, 2003 as consulting fees and in the balance sheet as contributed surplus.

As disclosed in its accounting policies note, the Company does not record compensation expense on the granting of stock options to employees.  Disclosure of pro forma loss and loss per share had the Company elected to follow the fair value method using the Black-Scholes option pricing model is as follows.  The pro forma effect of awards prior to April 30, 2003 has not been included.

1.

SHARE CAPITAL – continued

July 31,

April 30,

2003

2003

Net loss for the period as reported

$

(160,055)

$

(1,884,545)

Stock based compensation

-

(640,220)

Pro forma loss for the period

$

(160,055)

$

(2,424,765)

Pro forma basic and diluted loss per share

$

(0.02)

$

(0.64)

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model.  The assumptions used in calculating fair value are as follows:

Risk free interest rate

5%

Expected option life in year

5 years

Expected stock price volatility

106%

Expected dividend yield

Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input asumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

2.

RELATED PARTY TRANSACTIONS

a)

During the period ended July 31, 2003 the Company paid $41,490 (2003 - $61,900) for management fees to two companies controlled by two directors.

b)

During the period ended July 31, 2003 the Company paid $7,546 (2002–$3,794) for legal fees and disbursements to a firm controlled by a director.

c)

During the period ended July 31, 2003 the Company paid $36,090 (2002– Nil) for rent to two companies controlled by two directors.

d)

The amounts due to related parties are non-interest bearing, unsecured and are repayable upon demand.

10.

CONTINGENT LIABILITIES

The Company is subject to a legal claim brought against it in the normal course of business.  The amount of the claim is not reasonably estimable, due to the uncertainty as to the final outcome, and management does not believe the finalization of the claim will have a material adverse effect on the Company’s consolidated financial position or results of operations.

11.

SUBSEQUENT EVENTS

a)

Subsequent to the balance sheet date 550,000 warrants were exercised by the Company to net in $99,000, and 5,000 stock options were exercised for proceeds of $3,750.  Further, after the share split on August 15, 2003 522,000 stock options were exercised for proceeds of $130,500

b)

Effective August 15, 2003, the Company’s issued and outstanding shares were subdivided on a basis of three new common shares for every one share previously outstanding.  The authorized share capital of the Company had been increased by from 100,000,000 shares without par value into 300,000,000 shares without par value.

SAN TELMO RESOURCES LTD.

QUARTERLY REPORT - FORM 51-901F

JULY 31, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:

     a) Breakdown of expenditures by major category:

          See Schedule A - Financial Statements

2. Related party transactions:

     a) Expenditures made to parties not at arm’s length:

          See Schedule A - Notes to Financial Statements

3. Securities issued and options granted during the period:

     a) Securities issued during the period:

Issue Date	Type of Issue	Quantity	Price	Gross Proceeds	Consideration

May 1, 2003	Warrants exercised	300,000	$ 0.18	$ 54,000	Cash
May 6, 2003	Warrants Exercised	300,000	0.18	54,000	Cash
May 12, 2003	Warrants Exercised	600,000	0.18	108,000	Cash
	Warrants Exercised	17,871	1.96	35,027	Cash
May 14, 2003	Options Exercised	15,000	0.75	11,250	Cash
May 15, 2003	Warrants Exercised	107,229	1.96	210,169	Cash
June 2, 2003	Warrants Exercised	1,492	1.96	2,924	Cash
June 9, 2003	Warrants Exercised	10,000	0.75	7,500	Cash
June 12, 2003	Warrants Exercised	500,000	0.18	90,000	Cash
June 18,2003	Warrants Exercised	300,000	0.18	54,000	Cash
June 24, 2003	Warrants Exercised	620,000	0.18	111,600	Cash
June 8&9, 2003	Options Exercised	10,000	0.75	7,500	Cash
July 24, 2003	Warrants Exercised	200,000	0.32	64,000	Cash
July 29, 2003	Warrants Exercised	570,000	0.18	102,000	Cash

     b) Options granted during the period:

Date Granted	Optionees	Quantity	Price	Expiry Date

-	-	-	-	-

4. Securities at the end of the reporting period:

     a) Authorized and issued share capital:

          See Schedule A - Notes to Financial Statements

     b) Options, warrants and convertible securities outstanding:

          See Schedule A - Notes to Financial Statements

     d) Shares in escrow of subject pooling:

          See Schedule A - Notes to Financial Statements

5. List of the directors and officers

     a) List of Directors:

          Chris Dyakowski

          William Schmidt

          George Stubos

          Brian J. Bass

List of Officers:

          President – Brian J. Bass

          Secretary – Chris Dyakowski

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

Through its wholly owned subsidiary San Telmo Energy Inc. of Calgary Alberta, the Company is in the business of acquiring, developing and exploiting oil and gas properties in western Canada. The continued operations of the Company and the recoverability of the amounts shown for the property, plant and equipment, mineral properties and related deferred costs is dependant upon discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production. In addition, the Company is in the business of acquiring and developing mineral properties.

Discussion of Operations and Financial Conditions

During the fiscal 2003 year, San Telmo Energy Ltd. invested considerable financial and management resources both to identify and acquire prospects and to grow its business. As well, the Company underwent a corporate restructuring to better position itself for stable long-term growth and success. As part of the restructuring efforts, a new management team with extensive industry experience was put in place.

As a publicly traded entity, 2003 was a pivotal year for San Telmo Energy Ltd. In addition to continued listing on the TSX Venture Exchange, the Company became a reporting foreign issuer in the United States and commenced trading on the NASD Over the Counter Bulletin Board under the symbol “STUOF”. Subsequently, San Telmo Energy Ltd. became listed in Germany under the symbol “675088” on the Frankfurt and Berlin regional stock exchanges.

The Company engaged Primoris Group of Toronto, Ontario to undertake corporate communications, investor relations and financial public relations initiatives on behalf of the company. The Company was able to secure $3,927,110 in equity financing through private placements during the fiscal year 2003.

San Telmo Energy Ltd. has been successful in acquiring numerous oil and gas prospects in the province of Alberta, Canada, through Crown Land Sales, joint ventures and farm-in agreements. The ability to generate these prospects through in-house technical expertise has been the focus for returning value to shareholders.

In August 2003, the Company commenced drilling its McLeod prospect, which is located in west central Alberta along with a well-established gas trend. The Company holds a 70% working interest in this project. Targeting the Gething formation, this prospect has been drilled to a target depth of 6,425 feet (1,909 meters), has been cased and is awaiting completion.

SanTelmo Energy ltd. has drilled a well on its Gordondale property. The Company has a 73.6% working interest in this prospect. The company’s Gordondale prospect has been drilled to a target depth of 5,400 feet (1,650) meters. The well has been cased and is awaiting completion.

In a joint venture with an industry partner, the Company acquired a 50% interest in the Teepee Creek prospect. This prospect has been drilled and cased and evaluation of the well is continuing.

San Telmo Energy Ltd entered into a farm-in agreement for a 40% working interest in the Whitecourt Area Blue Ridge prospect. A well at Blue Ridge has been drilled and cased and is undergoing evaluation.

The Company will continue with its multi-faceted strategy of identifying and acquiring high impact prospects with the potential to produce exceptional returns, acquiring low risk properties with good cash flow, and increasing portfolio holdings through the purchase of other properties identified for their high yield potential in North America and internationally. The Company has identified several opportunities that it will pursue for exploration and development.

SUBSEQUENT EVENTS

San Telmo Energy Ltd. experienced a very active summer drilling season in 2003.

On August 15, 2003, the Company subdivided its stock on the basis of three new shares for one old share.

On September 2, 2003, the Company was announced a non-brokered private placement for proceeds of US$600,000. The placement was for 857,143 units at a price of US$0.70.

Financings, Principle Purposes and Milestones

During the three months ended July 31, 2003, the Company raised $944,450 from shares issued.

On April 15, 2003 the Company completed a previously announced non-brokered private placement in the amount of 333,333 shares at a purchase price of US$1.50 per share.

On April 8, 2003, the Company completed a previously announced private placement in the amount of 207,333 shares at a purchase price of US$1.20 per share.

On April 3, 2003, the Company completed a previously announced private placement in the amount of 416,667 shares at a purchase price US$ 1.20 per share.

On January 27, 2003, the Company completed a previously announced private placement in the amount of 476,190 shares at a purchase price of C$1.58 per share.

Liquidity and Solvency

The Company’s working capital position at July 31, 2003 was $858,750. Subsequent to July31, 2003 the Company raised $233,250 to utilize for general working capital and to meet existing obligations.